November 3, 2008

Mail Stop 3561

Michael W. Malone
Vice President-Finance, Chief Financial Officer and Secretary
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

RE: Polaris Industries Inc.
File No. 001-11411
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Mr. Malone:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief